

April 5, 2013

Via E-Mail
Steve Birkhold
Chief Executive Officer
bebe stores, inc
400 Valley Drive
Brisbane, California 94005

    Re: **bebe stores, inc.**
                    Form 10-K for Fiscal Year Ended June 30, 2012
                    Filed September 13, 2012
                    For 10-Q for the Quarterly Period Ended December 29, 2012
                    Filed February 7, 2013
                    Response submitted March 21, 2013
                    File No. 000-24395

Dear Mr. Birkhold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 23

1. We note your response to our prior comment 1. In your response, you provided quarterly and annual "internal margin" percentages among stores and on-line divisions. Please clarify for us what is included in this "internal margin" measure and how this measure relates to gross margin as presented on your income statement.

Form 10-Q for the Quarterly Period Ended December 29, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12
Results of Operations, page 13

2. We note your response to our prior comment 2. We note that for the 2013 fiscal year-to-date period, the 1% increase in on-line sales is approximately 10% of the aggregate change in your comparable stores sales metric. Further, we also note that the inclusion of on-line sales increased the comparable store sales percentage by 3.2% during the year ended June 30, 2012. Providing such information is material to investors. As such, please confirm that in future filings you will present this key performance indicator in a manner that either separately quantifies the on-line activity or provides transparent disclosure regarding the impact of on-line sales on the comparable store sales metric. Please provide us draft disclosure to be included in future filings.

Notes to Condensed Consolidated Financial Statements, page 6
Fair Value Measurements, page 8
Non-Financial Assets, page 9

3. We note your response to our prior comment 3. Please confirm in future filings you will provide disclosures to address at-risk assets by including a discussion related to the total net book value at risk, percentage undiscounted cash flow exceeded net book value for each asset group, and major assumptions with an assessment of the sensitivity of such assumptions, as applicable. Please provide us with draft disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at 202-551-3727 or Brian Bhandari at 202-551-3390 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining